UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.8)

ArcelorMittal

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

03938L104

(CUSIP Number)

Gamal M. Abouali

Cleary Gottlieb Steen & Hamilton LLP

Al Sila Tower

Abu Dhabi Global Market Square

Al Maryah Island, PO Box 29920

Abu Dhabi

United Arab Emirates

+971 2 412 1720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HSBC Trustee (C.I.) Limited, as trustee of the Platinum Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 674,023,551
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 674,023,551
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,023,551
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.6%*
14	TYPE OF REPORTING PERSON CO

*	The percent of class figures set forth in this Eighth Amendment (as defined below) are calculated based on 1,794,778,207 issued and outstanding ArcelorMittal Shares (as defined below) as of January 31, 2016, as published on the website of ArcelorMittal.

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CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lakshmi N. Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 650,800
	8	SHARED VOTING POWER 674,023,551
	9	SOLE DISPOSITIVE POWER 650,800
	10	SHARED DISPOSITIVE POWER 674,023,551
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,674,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.6%
14	TYPE OF REPORTING PERSON IN

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CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Usha Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,000
	8	SHARED VOTING POWER 674,023,551
	9	SOLE DISPOSITIVE POWER 45,000
	10	SHARED DISPOSITIVE POWER 674,023,551
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,068,551
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.6%
14	TYPE OF REPORTING PERSON IN

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CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grandel Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Gibraltar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 674,023,551
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 674,023,551
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,023,551
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.6%
14	TYPE OF REPORTING PERSON HC

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CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lumen Investments S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 561,685,288
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 561,685,288
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 561,685,288
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%
14	TYPE OF REPORTING PERSON HC

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CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nuavam Investments S. à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,338,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,338,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,338,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON HC

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This Amendment No. 8 (the “Eighth Amendment”) to Schedule 13D amends and restates Amendment No. 7 to Schedule 13D, filed January 9, 2013 (the “Seventh Amendment”), Amendment No. 6 to Schedule 13D, filed June 21, 2010, Amendment No. 5 to Schedule 13D, filed April 12, 2010, Amendment No. 4 to Schedule 13D, filed May 8, 2009, Amendment No. 3 to Schedule 13D, filed April 3, 2009, Amendment No. 2 to Schedule 13D, filed November 20, 2007, Amendment No. 1 to Schedule 13D, filed August 30, 2006, as well as the statement on Schedule 13D originally filed on December 27, 2004 (as amended, the “Statement”), with the Securities and Exchange Commission (the “Commission”), by the Reporting Persons (as defined below), relating to the Ordinary Shares, without nominal value, of ArcelorMittal (“ArcelorMittal Shares”), a company organized under the laws of The Grand Duchy of Luxembourg (“ArcelorMittal” or the “Company”) and the successor entity by merger to Mittal Steel Company N.V., a company organized under the laws of the Netherlands (“Mittal Steel”). Unless otherwise indicated, capitalized terms used but not defined in this Eighth Amendment have the meanings ascribed to such terms in the Statement.

Item 1. Security and Issuer

The response set forth in Item 1 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

This statement on Schedule 13D relates to the Ordinary Shares, without nominal value, of ArcelorMittal, whose principal executive offices are located at 24-26, Boulevard d’Avranches, L-1160 Luxembourg.

 Item 2. Identity and Background.

  The response set forth in Item 2 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

 This Statement is being jointly filed by Mr. Lakshmi N. Mittal (“Mr. Mittal”), Mrs. Usha Mittal (“Mrs. Mittal”), HSBC Trustee (C.I.) Limited, a company organized under the laws of Jersey (Channel Islands) in its capacity as a trustee of the Platinum Trust (as defined below) (the “Trustee”), Grandel Limited, a company organized under the laws of Gibraltar (“Grandel”), Lumen Investments S.à r.l., a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg (“Lumen”), and Nuavam Investments S. à r.l., a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg (“Nuavam”, and, together with Mr. Mittal, Mrs. Mittal, the Trustee, Grandel and Lumen, the “Reporting Persons”, and each, a “Reporting Person”).

 Trustee

The Trustee is a company organized under the laws of Jersey (Channel Islands). The address of the Trustee is HSBC House, Esplanade, St Helier, Jersey, JE1 1GT, Channel Islands. The Trustee is in the business of providing trust administration services. The Trustee, as trustee of the Platinum Settlement  (the “Platinum Trust”), a trust administered by the Trustee pursuant to a trust deed dated June 18, 2010 (the “Platinum Trust Deed”), and solely in this capacity, holds 70% of the voting shares of Grandel.

Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of the Trustee and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than the Trustee, as the case may be, for which such information is set forth.

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Mr. Mittal

Mr. Mittal is a citizen of the Republic of India. His principal business address is c/o ArcelorMittal Limited, Berkeley Square House, 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom. Mr. Mittal’s principal occupation is CEO of ArcelorMittal and Chairman of the Board of Directors of ArcelorMittal.

 Mrs. Mittal

Mrs. Mittal is a citizen of the Republic of India. Her principal business address is c/o ArcelorMittal Limited, Berkeley Square House, 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom. Mrs. Mittal is the wife of Mr. Mittal.

Grandel

Grandel is a company organized under the laws of Gibraltar.  As explained in Item 6 below, Mr. Mittal, Mrs. Mittal and the Trustee, as trustee of the Platinum Trust, share beneficial ownership (within the meaning of Rule 13d-3 under the Act) of a controlling interest in Grandel as a result of the Trustee’s ownership of 70% of the Grandel Class A voting shares held by the Platinum Trust and pursuant to the terms of the Platinum Trust Deed.  (HSBC Trustee (C.I.) Limited, as trustee of the Silver Settlement (the “Silver Trust”) pursuant to a trust deed dated June 18, 2010, and solely in that capacity, owns the other 30% of the Class A voting shares of Grandel.)  The address of the principal office of Grandel is 57/63 Line Wall Road, Gibraltar. Grandel’s primary business is to act as a holding company. Grandel indirectly owns 100% of the share capital of Lumen and Nuavam.

Set forth on Schedule B to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of Grandel and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Grandel, as the case may be, for which such information is set forth.

Lumen

Lumen is a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg. Lumen is an indirect wholly owned subsidiary of Grandel. The address of the principal office of Lumen is 6, Rue Eugene Ruppert, L- 2453 Luxembourg. Lumen is a holding company whose primary business is holding shares of ArcelorMittal.

Set forth on Schedule C to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of Lumen and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Lumen, as the case may be, for which such information is set forth.

Nuavam

Nuavam is a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg. Nuavam is an indirect wholly owned subsidiary of Grandel. The address of the principal office of Nuavam is 6, Rue Eugene Ruppert, L- 2453 Luxembourg. Nuavam is a holding company whose primary business is holding shares of ArcelorMittal.

Set forth on Schedule D to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of Nuavam and (e) the name of any corporation or other organization in which such occupation or

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employment is conducted, together with the principal business and address of any such corporation or organization other than Nuavam, as the case may be, for which such information is set forth.

Item 3. Source and Amount of Funds or other Consideration.

The response set forth in Item 3 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

On January 16, 2013, Lumen acquired $300 million in principal amount of 6.00% Mandatorily Convertible Subordinated Notes due 2016 (the “Convertible Notes”). The Convertible Notes were converted into 18,774,840 ArcelorMittal Shares at a conversion price of $15.9788 on January 15, 2016.

On September 29, 2014, 12,500 ArcelorMittal Shares granted to Mr. Mittal pursuant to the Company’s Restricted Share Unit Plan vested. In addition, Mr. Mittal subscribed for 200 ArcelorMittal Shares in December 2010 pursuant to the Employee Share Purchase Plan (“ESPP 2010”) at a subscription price of £18.735 per share, which was financed from personal funds. These shares were available to Mr. Mittal on January 10, 2014, after the expiration of a three year lock-up period provided for under the terms of the ESPP 2010.

On September 29, 2014, 10,000 ArcelorMittal Shares granted to Aditya Mittal pursuant to the Company’s Restricted Share Unit plan vested. In addition, Aditya Mittal subscribed for 200 ArcelorMittal Shares in December 2010 pursuant to the ESPP 2010 at a subscription price of £18.735 per share, which was financed from personal funds. These shares were available to Aditya Mittal on January 10, 2014, after the expiration of a three year lock-up period provided for under the terms of the ESPP 2010.

Other than as set forth above, to the knowledge of the Reporting Persons, no new ArcelorMittal Shares have been acquired by, and no options have been exercised by or granted to, any of the persons named in Item 2 since the filing of the Seventh Amendment by the Reporting Persons.

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

On February 3, 2016, ArcelorMittal’s Board of Directors authorized (subject to authorization by the general meeting of shareholders) the issuance of non-preferential subscription rights (the “Rights”) and shares (the “Rights Issue Shares”) in connection with the raising of US$ 3 billion in capital, (the “Rights Issue”). ArcelorMittal has announced that it plans to convene a general meeting of shareholders for the approval, among other matters, of an increase of the Company’s authorised share capital of €3 billion, to allow the Company to make the Rights Issue with such Rights to be allocated to shareholders of the Company as of the relevant record date in proportion to the ArcelorMittal Shares held by each shareholder (the “General Meeting”).

Pursuant to a subscription commitment letter dated February 5, 2016 among the Company, Lumen and Nuavam (the “Subscription Commitment Letter”), Lumen has agreed, subject to certain conditions, to: (a) exercise its votes at the General Meeting in favor of the resolutions related to the Rights Issue to be proposed by ArcelorMittal’s Board of Directors; (b) exercise all Rights effectively attributed to its current holding of ArcelorMittal Shares and to subscribe to and fully and timely pay up the Rights Issue Shares attributable to such Rights at the subscription price and in accordance with the other terms and conditions of the Rights Issue that will be specified in the prospectus approved by the Luxembourg Commission de Surveillance du Secteur Financier (the “Prospectus”) and the prospectus, as supplemented by a prospectus supplement, filed with the U.S. Securities and Exchange Commission (the “Prospectus Supplement”), such that, immediately after the completion of the Rights Issue, it will directly or indirectly hold at least 31.1% of the issued share capital of the Company (such percentage to be adjusted in the case of certain issuances of ArcelorMittal Shares by ArcelorMittal prior to the completion of the Rights Issue); and (c) enter into the Lock-up Agreement (as defined and described more fully in Item 6) on the date of the Underwriting Agreement (as defined and described more fully in Item 6).

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Pursuant to the Subscription Commitment Letter, Nuavam has agreed, subject to certain conditions, to: (a) exercise its votes at the General Meeting in favor of the resolutions related to the Rights Issue to be proposed by ArcelorMittal’s Board of Directors; (b) exercise all Rights effectively attributed to its current holding of ArcelorMittal Shares and to subscribe to and fully and timely pay up the Rights Issue Shares attributable to such Rights at the subscription price and in accordance with the other terms and conditions of the Rights Issue that will be specified in the Prospectus and the Prospectus Supplement, such that, immediately after the completion of the Rights Issue, it will directly or indirectly hold at least 6.2% of the issued share capital of the Company (such percentage to be adjusted in the case of certain issuances of ArcelorMittal Shares by ArcelorMittal prior to the completion of the Rights Issue); and (c) enter into the Lock-up Agreement on the date of the Underwriting Agreement).

The foregoing summary of the terms of the Subscription Commitment Letter should be read in conjunction with the full text of the Subscription Commitment Letter, a copy of which is included as Exhibit 7 to this Statement and which is incorporated herein by reference.

The description of the Platinum Trust Deed set forth in Item 6 of this Eighth Amendment below is incorporated herein by reference.

The description of the Memorandum of Understanding (the “MOU”) set forth in Item 6 of this Eighth Amendment below is incorporated herein by reference.

Each of the Reporting Persons beneficially owning ArcelorMittal Shares intends to review its investment in ArcelorMittal on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, subject to the limitations imposed on such party by the MOU, as amended and the terms of the Platinum Trust Deed and the Lock-up Agreement (a) to acquire additional securities of ArcelorMittal, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of ArcelorMittal owned by it in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in items (a) through (j) of Item 4 of the form of Schedule 13D. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: ArcelorMittal’s business and prospects; other developments concerning ArcelorMittal and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the ArcelorMittal Shares.

Other than as disclosed in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in any of the events set forth in items (a) through (j) of Item 4 of the form of Schedule 13D.

 Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) Lumen is the direct beneficial owner of 561,685,288 ArcelorMittal Shares, representing 31.3% of the ArcelorMittal Shares outstanding.

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Nuavam is the direct beneficial owner of 112,338,263 ArcelorMittal Shares, representing 6.3% of the ArcelorMittal Shares outstanding.

Grandel is the indirect beneficial owner of 674,023,551 ArcelorMittal Shares, representing 37.6% of the ArcelorMittal Shares, by virtue of its 100% indirect ownership of Lumen and Nuavam.

The Trustee is the indirect beneficial owner of 674,023,551 ArcelorMittal Shares, representing 37.6% of the ArcelorMittal Shares, by virtue of its beneficial ownership of 70% of the Class A voting shares of Grandel, as discussed in greater detail in Item 2 above.

Mr. Mittal is the direct owner of 314,300 ArcelorMittal Shares and holds options to acquire an additional 336,500 ArcelorMittal Shares, together representing less than 0.1% of the ArcelorMittal Shares outstanding. Furthermore, under the terms of the Platinum Trust Deed, Mr. Mittal shares with Mrs. Mittal and the Trustee beneficial ownership of 70% of the Class A voting shares of Grandel and accordingly Mr. Mittal is the beneficial owner of 674,674,351 ArcelorMittal Shares in total, representing 37.6% of the ArcelorMittal Shares outstanding. In addition, Mr. Mittal holds a total of 458,654 performance share units, granted by ArcelorMittal pursuant to its Group Management Board Performance Share Unit Plan (“PSU”), of which 150,576 may vest in June 2016, 128,758 may vest in June 2017 and 179,320 may vest in June 2018. As the vesting of PSU’s is dependent on company performance criteria not fully within the control of the PSU holder, Mr. Mittal does not beneficially own ArcelorMittal Shares by virtue of his ownership of the PSU’s.

Mrs. Mittal is the direct owner of 45,000 ArcelorMittal Shares representing less than 0.1% of the ArcelorMittal Shares outstanding.  Additionally, under the terms of the Platinum Trust Deed, Mrs. Mittal shares with Mr. Mittal and the Trustee beneficial ownership of 70% of the Class A voting shares of Grandel and accordingly Mrs. Mittal is the beneficial owner of 674,068,551 ArcelorMittal Shares in total, representing 37.6% of the ArcelorMittal Shares outstanding.

Aditya Mittal is the direct owner of 86,380 ArcelorMittal Shares, and holds options to acquire an additional 264,200 ArcelorMittal Shares. Together, the foregoing shares represent less than 0.1% of the ArcelorMittal Shares outstanding. Aditya Mittal holds a total of 296,564 PSU’s of which 93,906 may vest in June 2016, 84,694 may vest in June 2017 and 117,964 may vest in June 2018. As the vesting of PSU’s is dependent on company performance criteria not fully within the control of the PSU holder, Aditya Mittal does not beneficially own ArcelorMittal Shares by virtue of his ownership of the PSU’s.

Vanisha Mittal Bhatia is the direct owner of 15,000 ArcelorMittal Shares, representing less than 0.1% of the ArcelorMittal Shares outstanding. Vanisha Mittal Bhatia is the daughter of Mr. Mittal.

The calculation of the beneficial ownership information set forth in Item 5(a) and 5(b) ) is based on 1,803,359,338 ArcelorMittal Shares issued as of January 31, 2016 of which 8,581,131 were held by the Company as treasury stock, resulting in a balance of 1,794,778,207 ArcelorMittal Shares outstanding as of January 31, 2016.

(b) Lumen has the power to vote or to direct the vote or dispose or direct the disposition of 561,685,288 ArcelorMittal Shares, which it shares with Mr. Mittal, Mrs. Mittal, the Trustee and Grandel, by virtue of their indirect beneficial ownership of Lumen. Accordingly, Lumen shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 561,685,288 ArcelorMittal Shares, representing 31.3% of the ArcelorMittal Shares outstanding.

Nuavam has the power to vote or to direct the vote or dispose or direct the disposition of 112,338,263 ArcelorMittal Shares, which it shares with Mr. Mittal, Mrs. Mittal, the Trustee and Grandel. Accordingly, Nuavam shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or

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dispose or direct the disposition of 112,338,263 ArcelorMittal Shares, representing 6.3% of the ArcelorMittal Shares outstanding.

Grandel has the power to vote or to direct the vote or dispose or direct the disposition of 674,023,551 ArcelorMittal Shares, which it shares with Mr. Mittal, Mrs. Mittal and the Trustee, by virtue of the Trustee’s ownership of 70% of the Grandel voting shares and the terms of the Platinum Trust Deed, as well as with Lumen and Nuavam as described in the preceding two paragraphs. Accordingly, Grandel shares the power to vote or to direct the vote or dispose or direct the disposition of 674,023,551 ArcelorMittal Shares, representing 37.6% of the ArcelorMittal Shares outstanding.

  The Trustee (subject to its obligations under the Platinum Trust Deed and its obligations as a fiduciary under applicable law) has the power to vote or to direct the vote or dispose or direct the disposition of 674,023,551 ArcelorMittal Shares, which it shares with Mr. Mittal and Mrs. Mittal by virtue of their shared beneficial ownership (as such term is defined under Rule 13d-3 under the Act) of 70% of the Class A voting shares in Grandel, as well as with Lumen, Nuavam and Grandel as described in the preceding three paragraphs. Accordingly, the Trustee shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 674,023,551 ArcelorMittal Shares, representing 37.6% of the ArcelorMittal Shares outstanding.

Mr. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 314,300 ArcelorMittal Shares that he owns directly. Mr. Mittal would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 336,500 ArcelorMittal Shares that are the subject of the options he holds, assuming exercise of such options. Together, these represent less than 0.1% of the ArcelorMittal Shares outstanding.  Mr. Mittal, Mrs. Mittal and the Trustee also share beneficial ownership of 70% of the Class A voting shares of Grandel, thereby sharing power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares as described in the third paragraph of Item 5(b). Accordingly, Mr. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 674,023,551 ArcelorMittal Shares beneficially owned by him, representing 37.6% of the ArcelorMittal Shares outstanding.  See Item 6 below regarding Mr. Mittal’s and Mrs. Mittal’s shared beneficial ownership of 70% of the Class A voting shares of Grandel with the Trustee.

Mrs. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 45,000 ArcelorMittal Shares that she owns directly representing less than 0.1% of the ArcelorMittal Shares outstanding.  Mrs. Mittal, Mr. Mittal and the Trustee also share beneficial ownership of 70% of the Class A voting shares of Grandel, thereby sharing power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares as described in the third paragraph of Item 5(b). Accordingly, Mrs. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 674,023,551 ArcelorMittal Shares beneficially owned by her, representing 37.6% of the ArcelorMittal Shares outstanding.

Aditya Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 86,380 ArcelorMittal Shares that he owns directly and would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 264,200 ArcelorMittal Shares that are the subject of the options he holds, assuming exercise of such options. Together, the foregoing shares represent less than 0.1% of the ArcelorMittal Shares outstanding.

Vanisha Mittal Bhatia has the sole power to vote or to direct the vote or dispose or direct the disposition of the 15,000 ArcelorMittal Shares that she owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding.

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(c) Except as disclosed in this Statement, to the knowledge of the Reporting Persons, none of the persons named in Item 2 has effected any transaction in the ArcelorMittal Shares during the past 60 days.

(d) The share capital of Grandel consists of Class A voting shares and Class B non-voting, economic shares.  The non-voting Class B shares of Grandel entitle the holders thereof to economic rights in Grandel, with limited voting rights.  Currently the Class B shares are held directly or indirectly by a series of four trusts, the beneficiaries of which are Mr. and Mrs. Mittal and/or certain of their family members.  The holders of the Class B shares of Grandel would receive any dividends paid by Grandel, which dividends may include dividends paid by ArcelorMittal to Lumen and Nuavam or proceeds of the sales by such entities of ArcelorMittal Shares. Grandel and its wholly-owned subsidiaries have implemented a dividend policy providing for distribution of net income and proceeds of sales of assets, subject to certain limitations.

To the best knowledge of the Reporting Persons, or as otherwise disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from the ArcelorMittal Shares beneficially owned by the Reporting Persons.

(e) Not applicable

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

Subscription Commitment Letter

As disclosed in Item 4, each of Lumen and Nuavam has agreed, pursuant to the Subscription Commitment Letter, a copy of which is included as Exhibit 7 to this Statement and is incorporated herein by reference, to exercise all Rights attributable to its current holding of ArcelorMittal Shares, to subscribe for and purchase such number of Rights Issue Shares attributable to such Rights, and to undertake certain other actions in respect of the ArcelorMittal Shares, as further described in Item 4.

The terms of the issue of Rights Issue Shares and the timing of the issue of the Rights Issue Shares will be determined by and subject to agreement by each of the Company and the Representatives (as defined below) immediately prior to the date of publication of the Prospectus, at the time of execution of the Underwriting Agreement.

Around the time of the General Meeting, the Company is expected to enter into, in connection with the Rights Issue, an underwriting agreement (the “Underwriting Agreement”), with Crédit Agricole Corporate and Investment Bank, Goldman Sachs International, Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Representatives”), and any other managers party to the Underwriting Agreement. Lumen and Nuavam have agreed to enter into a lock-up agreement relating to their ArcelorMittal Shares (the “Lock-up Agreement”) to be executed on the date of the Underwriting Agreement.

Under the Lock-up Agreement, each of Lumen and Nuavam has agreed, severally and not jointly, that for a period commencing on the date of the Lock-up Agreement up to (i) the 180th day following the settlement of the offering of the Rights Issue Shares (the “Closing Date”) or (ii) if the Underwriting Agreement terminates prior to the Closing Date, the date of such termination, it shall not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any ordinary shares of the Company, or any options or warrants to purchase any ordinary shares of the Company, or any securities convertible into, exchangeable for or that represent the right to receive ordinary shares of the Company, whether now owned or acquired after the date of the Lock-up Agreement, whether owned directly by Lumen or Nuavam (including holding as a custodian) or with respect to which Lumen or Nuavam has beneficial ownership within the rules and regulations of the Securities and

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Exchange Commission, subject to certain limited exceptions or the prior written consent of each of the Representatives.

The Representatives are third party beneficiaries of the obligations of Lumen and Nuavam pursuant to the Subscription Commitment Letter.

The foregoing summary of the terms of the Lock-up Agreement should be read in conjunction with the full text of the Lock-up Agreement, a copy of which is annexed as an exhibit to Exhibit 7 to this Statement.

Memorandum of Understanding

On June 25, 2006, Mr. Mittal, Mrs. Mittal, Ispat International Investments, S.L., a company organized under the laws of Spain (“International”) and Mittal Investments S.à r.l., a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg (“Mittal Investments”) and a former shareholder in the Company, entered into a Memorandum of Understanding (the “MOU”) with Mittal Steel and Arcelor S.A., a société anonyme incorporated under the laws of Luxembourg (“Arcelor”) in connection with Mittal Steel’s outstanding tender offer for Arcelor’s outstanding equity securities (the “Offer”), pursuant to which Mr. Mittal, Mrs. Mittal, International and Mittal Investments agreed to certain undertakings regarding the governance of the combined Mittal Steel / Arcelor group and certain related matters.  (Lumen agreed to be bound by the undertakings applicable to Mittal Investments under the MOU upon Lumen becoming an indirect shareholder in ArcelorMittal, and International’s undertakings were transferred to Nuavam following the absorption of International into Nuavam by way of a merger without liquidation on August 5, 2011.) Certain provisions of the MOU relating to corporate governance were incorporated into the Articles of Association of the Company at the extraordinary general meeting of shareholders on November 5, 2007.  The following summarizes certain provisions of the MOU that remain in effect at the date of the Statement.

The parties agreed that any transaction between the Company (including any of its subsidiaries) and its directors or any of its affiliates will be conducted on an arms’ length basis and, if material, require approval of the independent directors. The Company’s Board of Directors will be entitled to request the assistance of expert advisers, as it deems necessary and appropriate from time to time in connection with any key strategic decision.

  Mr. and Mrs. Mittal (collectively, the “Significant shareholder”) agreed not to acquire, directly or indirectly, ownership or control of an amount of shares in the capital stock of the Company exceeding the percentage of shares in the Company that it owned or controlled following completion of the Offer, subsequent offer and compulsory buy-out, except with the prior written consent of a majority of the independent directors on the Company’s Board of Directors. Any shares acquired in violation of this restriction will be deprived of voting rights and shall be promptly sold by the Significant shareholder.

Notwithstanding the above, if (and whenever) the Significant shareholder holds, directly and indirectly, less than 45% of the then-issued Company shares, the Significant shareholder may purchase (in the open market or otherwise) Company shares up to such 45% limit. In addition, the Significant shareholder is also permitted to own and vote shares in excess of the threshold mentioned in the immediately preceding paragraph or the 45% limit mentioned above, if such ownership results from (a) subscription for shares or rights in proportion to its existing shareholding in the Company where other shareholders have not exercised the entirety of their rights or (b) any passive crossing of this threshold resulting from a reduction of the number of Company shares (e.g., through self-tender offers or share buy-backs) if, in respect of (b) only, the decisions to implement such measures were taken at a shareholders’ meeting in which the Significant shareholder did not vote or by the Company’s Board of Directors with a majority of independent directors voting in favor.

  Once the Significant shareholder exceeds (i) the percentage of shares in the Company owned or controlled by the Significant shareholder following completion of the Offer, subsequent offer and compulsory buy-out or (ii)

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the 45% limit, as the case may be, as a consequence of any corporate event set forth in (a) or (b) above, it shall not be permitted to increase the percentage of shares it owns or controls in any way except as a result of subsequent occurrences of the corporate events described in (a) or (b) above, or with the prior written consent of a majority of the independent directors on the Company’s Board of Directors.

Finally, the Significant shareholder is also permitted to own and vote shares in excess of (i) the percentage of shares in the Company owned or controlled by the Significant shareholder following completion of the Offer, subsequent offer and compulsory buy-out or (ii) the 45% limit mentioned above if it acquires the excess shares in the context of a takeover bid by a third party and (a) a majority of the independent directors of the Company’s Board of Directors consents in writing to such acquisition by the Significant shareholder or (b) the Significant shareholder acquires such shares in an offer for all of the shares of the Company.

For so long as the Significant shareholder holds at least 15% of the outstanding shares of the Company or has representatives on the Company’s Board of Directors or Group Management Board (if any), the Significant shareholder and its affiliates will not be permitted to invest in, or carry on, any business competing with the Company, except for PT. Ispat Indo.

The foregoing summary of the terms of the MOU should be read in conjunction with the full text of the MOU and the summary of the amendments thereto, copies of which are included as Exhibit 2 and Exhibit 3, respectively, to this Statement and which are incorporated herein by reference.

Shareholder’s Agreement

A shareholder’s and registration rights agreement was entered into as of August 13, 1997 by the Company (through its predecessor, Ispat International N.V.), LNM Holdings S.L. (subsequently renamed Ispat International Investments, S.L.), and Mr. Mittal (the “Shareholder’s Agreement”). The Shareholder’s Agreement contains provisions relating to demand registration rights, piggy-back rights and lockups, among others. International’s undertakings were transferred to Nuavam following the absorption of International into Nuavam by way of a merger without liquidation on August 5, 2011.

The foregoing summary of the terms of the Shareholder’s Agreement is qualified in its entirety by reference to the full text of the Shareholder’s Agreement, a copy of which is included as Exhibit 1 to this Statement and is incorporated herein by reference.

The Platinum Trust Deed

Mr. Mittal, Mrs. Mittal and the Trustee executed the Platinum Trust Deed establishing the Platinum Trust on June 18, 2010 and on June 21, 2010 contributed 70% of the Class A voting shares of Grandel to the Platinum Trust.  Mr. and Mrs. Mittal and their two children are the beneficiaries under the Platinum Trust Deed.

Under applicable law, a trust is a legally binding arrangement whereby a person or persons (in this case Mr. and Mrs. Mittal) transfer(s) assets to a trustee (in this case the Trustee), to be held in trust for the benefit of the trust’s beneficiaries.  The Trustee has a fiduciary responsibility to the trust beneficiaries. The Trustee is as a matter of law bound to administer the assets in the trust for the benefit of the beneficiaries alone.

Pursuant to the terms of the Platinum Trust Deed, Mr. Mittal is appointed as the initial “protector” of the trust.  Certain actions specified in the Platinum Trust Deed, including disposing of any assets held in the Platinum Trust or any asset held by corporate bodies of which the equity interests are held as part of the Platinum Trust or subsidiaries of such companies, require Mr. Mittal’s prior or simultaneous consent. For example, the Trustee cannot cause the disposition of ArcelorMittal Shares without the prior or simultaneous consent of Mr. Mittal.  As the protector, Mr. Mittal also has the ability to dismiss the Trustee and appoint a new trustee at any time, with or

16

without cause. Such dismissal and appointment requires the approval of Mrs. Mittal during her lifetime.  In light of their ability to dismiss the Trustee and appoint a new trustee at any time, with or without cause, and their other rights under the Platinum Trust Deed, pursuant to Rule 13d-3 under the Act each of Mr. Mittal and Mrs. Mittal are deemed to be the beneficial owners of the shares of Grandel held by the Trustee in trust under the Platinum Trust Deed, and therefore are also deemed to be beneficial owners of the ArcelorMittal Shares owned indirectly by Grandel through its subsidiaries Lumen and Nuavam.

The foregoing summary of the terms of the Platinum Trust Deed is qualified by reference to the full text of the Platinum Trust Deed, a copy of which is included as Exhibit 4 to this Statement and is incorporated herein by reference.

Additionally, HSBC Trustee (C.I.) Limited, as trustee of the Silver Trust (and solely in that capacity), owns 30% of the Class A voting shares of Grandel.  Such shares were contributed by Mr. and Mrs. Mittal to be held in trust in the Silver Trust contemporaneously with their contribution of 70% of the Grandel Class A voting shares to the Platinum Trust as described above. Mr. Mittal, Mrs. Mittal and their two children are the beneficiaries of the Silver Trust.  The terms of the trust deed for the Silver Trust are substantially the same as the terms of the Platinum Trust Deed.

Articles of Association of Grandel

The non-voting Class B shares of Grandel entitle the holders thereof to economic rights in Grandel, with limited voting rights.  Currently the Class B shares are held directly or indirectly by a series of four trusts, the beneficiaries of which are Mr. and Mrs. Mittal and/or certain of their family members.  The holders of the Class B shares of Grandel would receive any dividends paid by Grandel in accordance with the dividend policies implemented in the organizational documents of Grandel and its subsidiaries, which dividends may include the pass-through of dividends paid by ArcelorMittal to Lumen and Nuavam or proceeds of the sales by such entities of ArcelorMittal Shares.  The limited voting rights of holders of Class B shares include the right to appoint two representatives, who have a consent right with respect to the granting of certain liens over any interest held in Grandel’s subsidiaries and/or ArcelorMittal.

The foregoing summary of the terms of the Articles of Incorporation of Grandel is qualified in its entirety by reference to the full text of the Articles of Incorporation of Grandel, a copy of which is included as Exhibit 5 to this Statement and is incorporated herein by reference.

To the knowledge of the Reporting Persons, except as specified in this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between the persons named in Item 2 and any person with respect to any securities of ArcelorMittal, including but not limited to transfer or voting of any of the securities of ArcelorMittal, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of ArcelorMittal.

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Item 7.	Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1*	Shareholder’s Agreement, dated as of August 13, 1997, among Ispat International N.V., LNM Holdings S.L. and Mr. Lakshmi N. Mittal.
2**	Memorandum of Understanding, dated June 25, 2006, between Arcelor S.A., Mittal Steel Company N.V. and Mr. Lakshmi N. Mittal and Mrs. Usha Mittal acting directly and through Mittal Investments S.à r.l. and ISPAT International Investments S.L.
3***	Form 6-K of ArcelorMittal, dated April 17, 2008, describing certain amendments to the Memorandum of Understanding entered into in the context of the offer of Mittal Steel for Arcelor.
4****	Platinum Settlement Trust Deed among Lakshmi N. Mittal and Usha Mittal as the settlors and HSBC Trustee (C.I.) Limited as trustee, dated June 18, 2010
5****	Articles of Association of Grandel Limited
6*****	Joint Filing Agreement, dated as of January 11, 2013, among Mr. Lakshmi N. Mittal, Mrs. Usha Mittal, Lumen Investments S.à r.l., Grandel Limited, Nuavam Investments S.à r.l. and HSBC Trustee (C.I.) Limited
7	Subscription Commitment Letter dated as of February 5, 2016 executed by Lumen Investments S.à r.l. and Nuavam Investments S. à r.l. (filed herewith)

*	Previously filed as an Exhibit to the Schedule 13D filed with the Commission on December 27, 2004.
**	Incorporated by reference to Exhibit 99.1 of Mittal Steel Company N.V.’s Form 6-K furnished to the Commission on June 29, 2006.
***	Incorporated by reference to Form 6-K of ArcelorMittal furnished to the Commission on April 17, 2008.

****	Previously filed as an Exhibit to the Schedule 13D/A (Amendment No.6) filed with the Commission on June 21, 2010.
*****	Previously filed as an Exhibit to the Schedule 13D/A (Amendment No.7) filed with the Commission on January 9, 2013.

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 5, 2016

/s/ Lakshmi N. Mittal
Lakshmi N. Mittal

/s/ Usha Mittal
Usha Mittal

HSBC TRUSTEE (C.I.) LIMITED

By: /s/  Christopher Cameron
Name: Christopher Cameron
Title: Authorized Signatory

By: /s/ Anthony Hind
Name: Anthony Hind
Title: Authorized Signatory

GRANDEL LIMITED

By: /s/ Michael Castiel
Name: Michael Castiel
Title: Director

By: /s/   Desmond R. Reoch
Name: Desmond R. Reoch
Title: Director

Lumen Investments S.à r.l.

By: /s/  François-Xavier Goossens
Name: François-Xavier Goossens
Title: Manager A

By: /s/   Douwe Terpstra
Name: Douwe Terpstra
Title: Manager A

NUAVAM INVESTMENTS S.À R.L.

By: /s/  François-Xavier Goossens
Name: François-Xavier Goossens
Title: Manager A

By: /s/   Douwe Terpstra
Name: Douwe Terpstra
Title: Manager A

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING HSBC TRUSTEES (C.I.) LIMITED

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Jacquelyn Karen Marsh	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Trust Director	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC, HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	British
Stephen John Le Seelleur	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Trust Director	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC, HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	British
Kulvinder Singh	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Head of PWS Channel Islands	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC, HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	British
Ursula Elliott	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Director	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC, HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	British
Stephen Skelly	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Head of PWS Europe	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC, HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	British
Robert Charles Benest	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Director	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC, HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	British
Anthony Christopher Hind	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Trust Director	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC, HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	British
Alexander Ewan Stirling	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Chief Executive Officer, HSBC Channel Islands and Isle of Man	HSBC Bank International Limited, HSBC House, Esplanade, St Helier, Jersey, JE1 1HS	British

SCHEDULE B

ADDITIONAL INFORMATION CONCERNING GRANDEL LIMITED

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Cheam Directors Limited	57/63 Line Wall Road, Gibraltar	Corporate Director	Line Management Services Limited, Corporate Management, 57/63 Line Wall Road, Gibraltar	Gibraltar
Stawell Services Limited	57/63 Line Wall Road, Gibraltar	Corporate Director	Line Management Services Limited, Corporate Management, 57/63 Line Wall Road, Gibraltar	Gibraltar
Stawell Investments Limited	57/63 Line Wall Road, Gibraltar	Corporate Director	Line Management Services Limited, Corporate Management, 57/63 Line Wall Road, Gibraltar	Gibraltar
Michael Castiel	57/63 Line Wall Road, Gibraltar	Lawyer (Partner)	Hassans, International Law Firm, 57/63 Line Wall Road, Gibraltar	British
Desmond Roger Reoch	57/63 Line Wall Road, Gibraltar	Corporate Management (Consultant)	Line Management Services Limited, Corporate Management, 57/63 Line Wall Road, Gibraltar	British

SCHEDULE C

ADDITIONAL INFORMATION CONCERNING LUMEN INVESTMENTS S.À R.L.

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Douwe TERPSTRA	6, Rue Eugene Ruppert, L- 2453 Luxembourg	Executive Director, Business Center	Intertrust (Luxembourg) S.A., Trust Services 6, Rue Eugene Ruppert, L- 2453 Luxembourg	Netherlands
Georges SCHEUER	6, Rue Eugene Ruppert, L- 2453 Luxembourg	General Manager	Intertrust (Luxembourg) S.A., Trust Services 6, Rue Eugene Ruppert, L- 2453 Luxembourg	Luxembourg
François-Xavier GOOSSENS	6, Rue Eugene Ruppert, L- 2453 Luxembourg	Business Unit Director	Intertrust (Luxembourg) S.A., Trust Services 6, Rue Eugene Ruppert, L- 2453 Luxembourg	Belgium
Michael VERHULST	6, Rue Eugene Ruppert, L- 2453 Luxembourg	Business Unit Manager Accounting	Intertrust (Luxembourg) S.A., Trust Services 6, Rue Eugene Ruppert, L- 2453 Luxembourg	Netherlands
David CATALA	6, Rue Eugene Ruppert, L- 2453 Luxembourg	Business Unit Manager Corporate & Legal	Intertrust (Luxembourg) S.A., Trust Services 66, Rue Eugene Ruppert, L- 2453 Luxembourg	Belgium
Aditya MITTAL	Berkeley Square House, Berkeley Square London W1J 6DA United Kingdom	Chief Financial Officer	ArcelorMittal, 24-26, Boulevard d’Avranches, L-1160 Luxembourg Luxembourg	India
Vanisha MITTAL BHATIA	Berkeley Square House, Berkeley Square London W1J 6DA United Kingdom	Director	ArcelorMittal, 24-26, Boulevard d’Avranches, L-1160 Luxembourg	India

SCHEDULE D

ADDITIONAL INFORMATION CONCERNING NUAVAM INVESTMENTS S.À R.L.

S.À R.L

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Douwe TERPSTRA	6, Rue Eugene Ruppert, L- 2453 Luxembourg	Executive Director, Business Center	Intertrust (Luxembourg) S.A., Trust Services 6, Rue Eugene Ruppert, L- 2453 Luxembourg	Netherlands
Georges SCHEUER	6, Rue Eugene Ruppert, L- 2453 Luxembourg	General Manager	Intertrust (Luxembourg) S.A., Trust Services 6, Rue Eugene Ruppert, L- 2453 Luxembourg	Luxembourg
François-Xavier GOOSSENS	6, Rue Eugene Ruppert, L- 2453 Luxembourg	Business Unit Director	Intertrust (Luxembourg) S.A., Trust Services 6, Rue Eugene Ruppert, L- 2453 Luxembourg	Belgium
Michael VERHULST	6, Rue Eugene Ruppert, L- 2453 Luxembourg	Business Unit Manager Accounting	Intertrust (Luxembourg) S.A., Trust Services 6, Rue Eugene Ruppert, L- 2453 Luxembourg	Netherlands
David CATALA	6, Rue Eugene Ruppert, L- 2453 Luxembourg	Business Unit Manager Corporate & Legal	Intertrust (Luxembourg) S.A., Trust Services 66, Rue Eugene Ruppert, L- 2453 Luxembourg	Belgium
Aditya MITTAL	Berkeley Square House, Berkeley Square London W1J 6DA United Kingdom	Chief Financial Officer	ArcelorMittal, 24-26, Boulevard d’Avranches, L-1160 Luxembourg	India
Vanisha MITTAL BHATIA	Berkeley Square House, Berkeley Square London W1J 6DA United Kingdom	Director	ArcelorMittal, 24-26, Boulevard d’Avranches, L-1160 Luxembourg	India